2 February 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 120,200 Reed Elsevier PLC ordinary shares at a price of 1155.3655p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 72,467,685 ordinary shares in treasury, and has 1,133,106,954 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 2,769,350 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 69,500 Reed Elsevier NV ordinary shares at a price of €21.6169 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 42,901,644 ordinary shares in treasury, and has 654,467,211 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 1,603,100 shares.